UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hythiam, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F104
(CUSIP Number)

April 8, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS The Trinity Group-I, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	5,000,000 shares (1)

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	5,000,000 shares (1)

	8.	SHARED DISPOSITIVE POWER	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.68% (1)

12.	TYPE OF REPORTING PERSON CO

1 In the event that the number of VWAP Shares (as defined below) exceeds 5,000,000, then the Issuer is obligated to issue to the Reporting Person additional shares equal to the difference between the number of VWAP Shares and 5,000,0000;  alternatively, in the event that the number of VWAP Shares is less than 5,000,000, then the Reporting Person is obligated to return to the Issuer for cancellation that number of shares as equals  the difference between the number of VWAP Shares and 5,000,000.  The number of VWAP Shares is equal to $997,738 divided by the volume weighted average price of the Issuer’s Common Stock over the six calendar month period immediately following the date on which the 5,000,000 shares were initially issued.

CUSIP No. 44919F104	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Lewis S. Schiller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	5,000,000 shares (1)(2)

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	5,000,000 shares (1)(2)

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.68% (1)(2)

12.	TYPE OF REPORTING PERSON IN

1 In the event that the number of VWAP Shares (as defined below) exceeds 5,000,000, then the Issuer is obligated to issue to the Reporting Person additional shares equal to the difference between the number of VWAP Shares and 5,000,0000;  alternatively, in the event that the number of VWAP Shares is less than 5,000,000, then the Reporting Person is obligated to return to the Issuer for cancellation that number of shares as equals  the difference between the number of VWAP Shares and 5,000,000. The number of VWAP Shares is equal to $997,738 divided by the volume weighted average price of the Issuer’s Common Stock over the six calendar month period immediately following the date on which the 5,000,000 shares were initially issued.

2 All shares are directly owned by The Trinity Group-I, Inc. (“Trinity”), a company wholly owned and controlled by Lewis S. Schiller.

CUSIP No. 44919F104	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Hythiam, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025.

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by The Trinity Group-I, Inc. (“Trinity”) and Mr. Lewis S. Schiller, the sole owner, officer and director of Trinity (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

The address of each Reporting Person is 20913 St. Andrews Blvd., Bldg 46, Boca Raton, Florida 33433.

Item 2(c).	Citizenship:

Trinity is a Delaware corporation.

Lewis S. Schiller is a United States citizen.

Item 2(d).	Title of Class of Securities:

The title of the class of securities to which this Schedule 13G relates is the Common Stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.:

The CUSIP number is 44919F104.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP No. 44919F104	Page 5 of 8 Pages

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44919F104	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April __, 2010 /s/ Lewis Schiller Lewis Schiller, individually
Dated: April__, 2010 THE TRINITY GROUP-I, INC. By: /s/ Lewis Schiller Lewis Schiller Chief Executive Officer

CUSIP No. 44919F104	Page 7 of 8 Pages

EXHIBIT INDEX

The following exhibit is filed with this report on Schedule 13G:

Exhibit A	Joint Filing Agreement dated April 7, 2010 by Lewis S. Schiller and The Trinity Group-I, Inc.

CUSIP No. 44919F104	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”") is made and entered into as of this 7th day of April, 2010, by and between Lewis S. Schiller and The Trinity Group-I, Inc.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Hythiam, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other party that it will fully cooperate with such other party in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

THE TRINITY GROUP-I, INC. By: /s/ Lewis Schiller Lewis Schiller Chief Executive Officer
/s/ Lewis Schiller Lewis Schiller, individually